

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 13, 2017

Via E-mail
Robert Stevens
Receiver
Bakhu Holdings, Corp.
387 Corona St., Suite 555
Denver, Co 80218

   Re: Bakhu Holdings, Corp.
      Amended Form 10-12G
      Filed December 7, 2017
      File No. 000-55862

Dear Mr. Stevens:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ David Link for

            John Reynolds
            Assistant Director
            Office of Beverages, Apparel,
            and Mining